Tuesday, January 12, 2010

Securities and Exchange Commission

Mr Patrick Gilmore

Accounting Branch Chief

Division of Corporate Finance

VIA EDGAR

Ref: 333-06718

Dear Sir,

10K as of November 2008 have been filed anew as per your letter dated December 9, 2009.

We have:

•

Changed the format to 10K

•

Replaced Item 8A with item 9(A) T

As per comment no 2, we confirm that we have not made any further sales under form S-8 and confirm we continue to suspend any such sales until all matters regarding this filing is resolved.

As for the S-8 issued in February 2009, this was filed prior to filing the financial statements referred herein and prior to receiving any comments on them.

We further confirm that, as our disclosure of our internal control over financial statements is deficient, any representation on the sale of our securities could be interpreted as misleading. This is why we are seeking so strongly to correct the situation and trust we will be able to remedy this problem very shortly.

Please note that all correspondence via Fax should be addressed directly to myself at 450 314 2292.

Yours truly,

Claude Gingras

Vice-President Corporate Affairs.

_______________________________________________________________

300 Avenue des Sommets,

Suite 1806

Verdun, QC

H3E 2B7

514 731 8776